Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30				Fiscal Year Ended December 31,
	2003		2004		1999	2000	2001	2002		2003
Earnings
Income/(loss) from operations before income tax, minority interest adjustments and changes in accounting principles	$8,901		$7,346		$(24,995)	$(18,390)	$(21,669)	$5,694		$24,533
Fixed charges	150		181		333	1,028	939	386		265

Earnings (loss)	$9,051		$7,527		$(24,662)	$(17,362)	$(20,730)	$6,080		$24,798

Fixed Charges
Interest portion of rental expense	$123		$169		$130	$223	$106	$121		$223
Interest incurred	27		12		203	805	833	265		42

Total fixed charges	$150		$181		$333	$1,028	$939	$386		$265

Ratio of earnings to fixed charges	60	x	42	x	— (1)	— (1)	— (1)	16	x	93	x
Amount of the deficiency	—		—		$(24,995)	$(18,390)	$(21,669)	—		—

(1)	For fiscal years ended December 31, 1999, 2000 and 2001 earnings were insufficient to cover fixed charges.

	Six Months
	2003	2004	1999	2000	2001	2002	2003
Ratio calculation	60	42	-74	-17	-22	16	93
Rent expense BGL	$515,526	$759,901	$156,580	$315,231	$179,150	$389,003	$973,129
Rent Expense GSR	61,462	85,400	168,000	168,667	119,802	127,236	116,075

Total Rent Expense	$576,988	$845,301	$324,580	$483,898	$298,952	$516,239	$1,089,204
Lessor’s charge (Six times rent expense)	$3,461,928	$5,071,806	$1,947,480	$2,903,388	$1,793,712	$3,097,434	$6,535,224
Lessor’s costs of equip (Five times rent expense)	$2,884,940	$4,226,505	$1,622,900	$2,419,490	$1,494,760	$2,581,195	$5,446,020

Profit and interest	$576,988	$845,301	$324,580	$483,898	$298,952	$516,239	$1,089,204
Interest rate	4.3%	4.0%	8.0%	9.2%	7.1%	4.7%	4.1%

Estimated interest component	$122,610	$169,060	$129,832	$222,593	$106,128	$121,316	$223,287
Profit	$454,378	$676,241	$194,748	$261,305	$192,824	$394,923	$865,917
Percent of equipment cost	16%	16%	12%	11%	13%	15%	16%
	21.3%	20.0%	40.0%	46.0%	35.5%	23.5%	20.5%